BRIGUS GOLD

Appointment of Proxyholder

I/We hereby appoint: **Wade K. Dawe**, Chairman and Chief Executive Office of the Corporation, or failing him, **Jon Legatto**, Chief Financial Officer, or **Daniel Racine**, President and Chief Operating Officer OR

____

Print the name of the person you are appointing if this person is someone other than the individuals listed

as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held at **11:00 a.m. (Halifax time) on May 29, 2013 at the Delta Barrington Hotel, Barrington Room, 1875 Barrington Street, Halifax, Nova Scotia B3J 3L6 Canada,** (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the form of proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

☐ **TO VOTE FOR ALL PROPSALS** – To vote for ALL proposals as recommended by the board of directors, please mark this box, sign and date the proxy and return this proxy by facsimile to 416-368-2502 or 866-781-3111 (North American Toll Free) or by email to proxy@canstockta.com

Please use dark black pencil or pen.

1. Election of Directors	***For***	***Withhold***
1. Wade K. Dawe	☐	☐
2. Harry Burgess	☐	☐
3. Derrick Gill	☐	☐
4. Michael Gross	☐	☐
5. Marvin K. Kaiser	☐	☐
6. David W. Peat	☐	☐

	For	**Withhold**
2. Appointment of Auditors Appointment of Deloitte LLP as Auditors, and authorizing the directors to fix their remuneration	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above.

I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly before the Meeting, I/we authorize you to vote as you see fit.**

______________ Shareholder Signature ______________ Name of Shareholder (Print) ______________ Date

Please sign exactly as your name(s) appear on your stock certificate or statement. Please see reverse for instructions.

All proxies must be received by 5:00 p.m. (EST) on May 27, 2013.

Proxy Form – Annual Meeting of Shareholders of Brigus Gold Corp. to be held on May 29, 2013

Notes to Proxy

1. This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. A Shareholder has the right to Appoint a person (Who need not be a Shareholder) to attend and act for him/her and on his/her behalf at the Meeting other than the persons designated in the Form of Proxy. Such right may be exercised by filling in the name of such person in the blank space provided.

3. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.

4. Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.

5. If shares are held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

6. All shareholders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

7. This proxy is solicited by or on behalf of management of Brigus Gold Corporation. Without Limiting the General Authorization and Power hereby given, all the shares registered in the name of the undersigned are to be voted as indicated on the reverse and may be voted in the discretion of the Meeting, and/or in respect of any other matters that may properly come before the Meeting and in such manner as such nominee in his /her judgement may determine. If **NO** choice is specified this proxy will confer discretionary authority and will be voted in favour or the matter referred to above.

How to Vote

MAIL, FAX or EMAIL

- **Complete, sign and return your proxy in the envelope provided or send to Canadian Stock Transfer Company Inc**

  P.O. Box 721
  Agincourt, ON M1S 0A1

- **You may alternatively fax your proxy to (416) 368-2502 or toll free to 1-866-781-3111 or scan and email to proxy@canstockta.com.**

An undated proxy is deemed to be dated on the day it was received by CST.

All proxies must be received by 5:00 p.m. (EST) on May 27, 2013.

If you wish to receive future shareholder materials electronically, please visit www.canstockta.com/electronicdelivery to enrol.